Exhibit 99.1

SKF: The Board of Directors' Proposals of a Share Split and Redemption Procedure and for an Authorization for the Board to Decide upon the Repurchase of the Company's Own Shares

The Board of Directors' Proposal of a Share Split and Redemption Procedure

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 30, 2007--Due to the Company's strong performance, cash generation capacity and outlook, the Board of Directors of SKF (NASDAQ:SKFR) (LSE:SKFB) (STO:SKFA) (STO:SKFB) proposes a share split 2:1 combined with an automatic redemption procedure. Through this procedure the shareholders will receive one new ordinary share and one redemption share, which will be redeemed for SEK 10. The proposal means that SEK 4,554 million will be distributed to the shareholders, in addition to the proposed dividend distribution.

In brief,

-- The Company carries out a share split 2:1.

-- Every other share, the redemption share, is redeemed automatically for SEK 10.

-- The proposed record day for the split is 18 May 2007.

-- For shareholders interested in selling their redemption shares before redemption takes place, trading in these shares is proposed to take place on Stockholm Stock Exchange during the period 21 May - 7 June 2007.

-- Payment of the redemption amount is proposed to be made 15 June 2007.

The redemption procedure is subject to resolutions by the Annual General Meeting in April 2007 on, in principle, the following:

-- Amendment of the Articles of Association, so that the permitted range of the share capital is reduced from a minimum of SEK 1.1 billion and a maximum of SEK 4.4 billion to a minimum of SEK 500,000,000 and a maximum of SEK 2 billion.

-- Share split, through which each existing share, of series A as well as of series B, will be divided into two shares, of which one will be named redemption share.

-- Reduction of the share capital for repayment to the shareholders by way of redemption of 455,351,068 redemption shares, whereby shares of series A and series B will be redeemed in proportion to the number of shares of the respective series issued.

-- Increase of the share capital by SEK 569,188,835 by way of a bonus issue, whereby the Company's non-restricted equity is to be made use of.

The Board of Directors' proposal for an authorization for the Board to decide upon the repurchase of the Company's own shares.

The Board of Directors proposes that the Annual General Meeting resolves to authorize the Board to, until the next Annual General Meeting, decide upon the repurchase of the Company's own shares. The intention with the proposal is to be able to adapt the capital structure of the Company to the capital needs of the Company and in order thereby to contribute to an increased shareholder value. If shares are repurchased, the Board intends to cancel such own shares through reduction of the share capital.

According to the proposal the authorization shall concern shares of series A as well as series B. The maximum amount of shares to be repurchased, is so many shares that, the Company thereafter holds a maximum of 5% of all shares issued by the Company. The shares may be repurchased by operations on Stockholm Stock Exchange. No SKF shares are currently owned by the Company.

Goteborg, 30 January 2007

Aktiebolaget SKF (publ.)

The SKF Group is the leading global supplier of products, solutions and services in the area comprising rolling bearings, seals, mechatronics services and lubrication systems. The Group's service offer also includes technical support, maintenance services, condition monitoring and training.

The Group's annual sales 2005 were SEK 49.3 billion with an operating margin of 10.8%. The number of employees was 38 700.

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CONTACT: Aktiebolaget SKF
Tel. +46 31 337 10 00
Fax. +46 31 337 17 22
www.skf.com
or
SKF Group Communication
Lars G Malmer, Tel. +46 (0)31 337 1541
Lars.G.Malmer@skf.com
or
SKF Investor Relations
Marita Bjork, Tel. 031-337 1994
Marita.Bjork@skf.com